UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF

THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT CONFLUENT, INC.

IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT

OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

CONFLUENT, INC.

File No. 812-15437

Please send all communications to:

Steffan Tomlinson, Chief Financial Officer

Melanie Vinson, Chief Legal Officer

Confluent, Inc.

899 West Evelyn Avenue

Mountain View, CA 94041

(800) 439-3207

legal@confluent.io

Amy Caiazza, Esq., Ph.D.

Wilson Sonsini Goodrich & Rosati, P.C.

1700 K Street, NW

Washington, DC 20006

(202) 973-8800

acaiazza@wsgr.com

This Application (including Exhibits)

consists of 34 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Confluent, Inc. 899 W. Evelyn Avenue Mountain View, CA 94041 File No. 812-15437	FIRST AMENDED APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT CONFLUENT, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

I.        SUMMARY OF RELIEF REQUESTED

Confluent, Inc. (“Confluent” or the “Company”), hereby files this first amended application (this “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940 (15 U.S.C. §§80a-1 et seq.), as amended (the “1940 Act”), finding and declaring that Confluent is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Confluent as an operating company that, directly and through its wholly-owned subsidiaries, is currently engaged in the business of providing, improving and developing a data infrastructure platform focused on supporting “data in motion,” a technology designed to enable real-time data, from multiple sources, to constantly stream across an organization. Confluent’s platform allows customers to connect their applications, systems, and data layers and can be deployed either as a self-managed software offering (“Confluent Platform”), or as a fully managed cloud-native software-as-a-service offering (“Confluent Cloud”). Confluent also offers professional services and education services in support of its products.

The Company historically has relied on an exemption from registration under 1940 Act Rule 3a-8 but expects that such reliance will become impracticable, as its research and development (“R&D”) expenses have and likely will continue to decline relative to its increasing sales, marketing, and other operating expenses. Over the recent past, those expenses have fallen to as low as 22.26% (for the twelve months ended December 31, 2021) of total expenses (including cost of revenue) and are expected to decrease relative to total expenses over time. As a result, the Company may not predictably meet the requirement of Rule 3a-8 that its

R&D expenses be a “substantial” portion of its operating expenses (including cost of revenue).1 As such, Confluent is filing this Application pursuant to Section 3(b)(2) of the 1940 Act to confirm its clear status as an operating company and not as an “investment company.”

Section 3(a)(1) of the 1940 Act sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificates outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).2

Confluent does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Confluent would not be an investment company on that basis, and this Application does not address this aspect of the definition of “investment company.”

This Application does address the Business Test and the Asset Test, as applied to the Company’s historical and intended operations. Confluent holds on its balance sheet a limited amount of “investment securities,” as defined in the 1940 Act as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C)

1 Among other things, Rule 3a-8 under the 1940 Act requires that a company relying on it have R&D expenses, for the last four fiscal quarters combined, that are a “substantial percentage” of the company’s total expenses for the same period. In the adopting release to Rule 3a-8, the Commission left the term “substantial” unquantified, noting that a majority of expenses devoted to R&D certainly would be “substantial” and, under the facts and circumstances, less than a majority could be “substantial” for purposes of the rule. See Investment Company Act Release 26077 (June 16, 2003) (adopting Rule 3a-8). A little more than four years after the Commission adopted Rule 3a-8, the Commission staff granted no-action relief to a company relying on Rule 3a-8 where its R&D expenses were 20% of overall expenses (the “20% Threshold”). See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007). This 20% benchmark serves generally as an industry “bright line,” with the implication that R&D expenses below 20% may not be “substantial.”

2 15 U.S.C. §80a-3(a)(1).

securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c)” of Section 3 of the 1940 Act.3

During fiscal years 2019 through 2020, the Company triggered the technical application of the Asset Test to suggest the Company was an investment company. As noted above, historically the Company has relied on Rule 3a-8. Because of its concerns about compliance with Rule 3a-8, however (and specifically the test for whether R&D expenses will predictably be “substantial” because they remain over the 20% Threshold), Confluent has more recently limited its investment securities so that it does not currently meet the definition of an investment company under the Asset Test. Doing so has meant keeping significant amounts of cash out of safe, highly liquid Capital Preservation Instruments,4 and instead holding assets that are not investment securities for purposes of the Asset Test (e.g., registered money market funds and government securities). These investments are not, in the Company’s view, the most effective way to manage its current and future cash reserves.

Confluent is seeking the relief requested in this Application because Confluent believes that were it to adopt a prudent investment strategy, given (i) reasonable assumptions about Confluent’s portfolio and (ii) the amount of cash items and government securities Confluent currently holds, the value of Confluent’s investment securities would comprise at least 70% of Confluent’s total assets (exclusive of government securities and cash items), on an unconsolidated basis. In fact, in fiscal years 2019, the Company held approximately 41% of its total assets (exclusive of government securities and cash items), on an unconsolidated basis, in investment securities. In 2020, it was 48%. Based on the uncertainty of reliance on Rule 3a-8, however, and subsequent efforts to manage for compliance with the Asset Test, Confluent held smaller amounts of its total assets (exclusive of government securities and cash items), on an unconsolidated basis, in investment securities: in 2021, the figure was 29%, and as of September 30, 2022 it is 32%.5

3 15 U.S.C. §80a-3(a)(2).

4 “Capital Preservation Instruments” refers collectively to any cash items and securities that are held for the purpose of conserving Confluent’s capital and liquidity until they are used by Confluent to support its business (as such business is described in this Application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, government securities (as defined in section 2(a)(16) of the 1940 Act), securities of money market funds registered under the 1940 Act, and other cash items, but excluding investments in equity or speculative instruments.

5 All assets have been valued for the purpose of these determinations in accordance with Section 2(a)(41) of the 1940 Act. Section 2(a)(41) defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets.

Like other high-growth technology companies that primarily provide technology services to customers, Confluent’s business is highly capital intensive, requires R&D of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Confluent maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Confluent’s data infrastructure business. Confluent’s holdings are the types of Capital Preservation Instruments described previously that are necessary to finance the Company’s R&D and its data infrastructure operating business. Confluent invests in these assets to maintain the value of its cash over time, particularly in light of inflation rates that may exceed the interest the Company would receive in bank accounts, registered money market funds, or Treasury securities.

Confluent requests the proposed order because continued compliance with the Asset Test may hinder Confluent’s business over the long term. The Company’s cash proceeds are not immediately deployed or, in general, are not deployed to acquire hard assets and, due to the treatment under the Asset Test of cash items and the Capital Preservation Instruments that Confluent anticipates holding as part of any prudent strategy to manage its cash, Confluent expects to fail the Asset Test. The fact that such cash management issues are expected to continue long into the future, together with the fact that Confluent is not currently out of compliance with the Asset Test, make relying on relief under Rule 3a-2 both insufficient and inappropriate for the Company. In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.

The Company is seeking an order from the Commission pursuant to Section 3(b)(2) because reliance on the exclusion under Rule 3a-8 has become uncertain and may become unavailable over the long term and reliance on the Asset Test is typically problematic given the nature of the Company’s assets. The Company believes the requested order is warranted because it is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities, directly and through its majority-owned subsidiaries, within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act. As discussed below, the Company believes that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue and income demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding, or trading securities. The Company thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the 1940 Act.

II.        STATEMENT OF FACTS

A.	Overview of Confluent’s Business and Operations

Formed in 2014, Confluent is a Delaware corporation that, directly and through its wholly-owned subsidiaries, is engaged in the business of providing to its customers a real-time data infrastructure platform focused on developing and supporting technology designed to enable real-time data, from multiple sources, to constantly stream across an organization.

As of October 26, 2022, Confluent had a market capitalization of approximately $7.58 billion and approximately 153.7 million shares of Class A common stock and 132.7 million shares of Class B common stock outstanding.

As of October 31, 2022, the Company has 20 wholly-owned subsidiaries, none of which hold any investment securities.6 The current operating subsidiaries conduct businesses that are integrally related to the business of Confluent. The subsidiaries generally engage in sales and marketing or R&D activities in their respective jurisdictions.

The Company has never sold any subsidiaries and has not secured (and does not intend to secure) control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that the Company may in the future make strategic investments in other companies, such investments will not be for speculative purposes or for purposes of earning high rates of return. Instead, the Company expects to engage in strategic investments, if at all, for the purpose of acquiring interests in companies whose businesses are complementary to that of the Company and its mission and where ownership of such a company supports Confluent’s overall business strategy. Rule 3a-8(a)(4)(i) and (ii) contemplate such types of strategic investment business decisions, and the Company would expect to comply with the rule if it makes “other investments” that are not Capital Preservation Instruments.

The Company has financed its operations primarily through the offering of its equity and debt financings, but ultimately seeks to generate cash from operations to support its business. In June 2021, the Company completed an IPO in which it issued and sold Class A common stock for net proceeds of $786.6 million, after deducting underwriting discounts and commissions. In December 2021, the Company issued $1.1 billion convertible senior notes in a private placement.

6 The Company’s subsidiaries include Confluent Federal, LLC, a Delaware limited liability company; Infinitem Canada Ltd., a company formed under the Business Corporations Act (British Columbia); Confluent Europe Ltd., a company formed under the laws of the United Kingdom; Confluent France SAS, a company formed under the laws of France; Confluent Germany GmbH, a company formed under the laws of Germany; Confluent Spain, Sociedad Limitada, a company formed under the laws of Spain; Confluent Sweden AB, a company formed under the laws of Sweden; Confluent Hong Kong Limited, a company formed under the laws of Hong Kong; Confluent India Private Limited, a company formed under the laws of India; Confluent Japan Godo Kaisha, a company formed under the laws of Japan; Confluent Korea Ltd., a company formed under the laws of the Republic of Korea; Confluent Malaysia Sdn. Bhd, a company formed under the laws of Malaysia; Confluent Singapore Pte. Ltd., a company formed under the laws of Singapore; Confluent Australia Pty. Limited, a company formed under the laws of Australia; Confluent Israel Ltd., a company formed under the laws of Israel; and Confluent ME FZ-LLC, a company formed under the laws of the United Arab Emirates; Confluent Italy S.r.l, formed under the laws of Italy; Confluent Netherlands BV formed under the laws of Netherlands; Confluent Switzerland GmbH formed under the laws of Switzerland, and Confluent Czech Republic S.R.O.

B.	Corporate Governance

The Company’s business and affairs are managed under the direction of its board of directors. Confluent’s board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. Confluent’s executive officers and directors are accomplished individuals with experience and credentials well-suited to managing the Company’s business and affairs.

1.	Executive Officers

Jay Kreps is a co-founder of the Company and has served as Chief Executive Officer and a member of the board of directors since the Company’s inception in September 2014. Mr. Kreps previously served as an engineer, engineering manager, and software architect at LinkedIn Corp., and he was one of the original creators of Apache Kafka while at LinkedIn. Mr. Kreps holds a B.S. in Computer Science and an M.S. in Computer Science from the University of California, Santa Cruz.

Steffan Tomlinson has served as Confluent’s Chief Financial Officer since June 2020. Before joining Confluent, Mr. Tomlinson served as Chief Financial Officer of Google Cloud and Technical Infrastructure at Google LLC; as Executive Vice President and Chief Financial Officer of Palo Alto Networks Inc., a cybersecurity company; and as Chief Financial Officer at Arista Networks, Inc., a provider of cloud networking solutions and of Aruba Networks, Inc., a provider of intelligent wireless LAN switching systems. Mr. Tomlinson holds a B.A. in Sociology from Trinity College and an M.B.A. from Santa Clara University.

Erica Schultz has served as Confluent’s President, Field Operations since October 2019. Before joining Confluent, Ms. Schultz served in various management roles at New Relic, Inc., a cloud-based observability software company. Ms. Schultz previously served as Executive Vice President of Global Sales and Customer Success at LivePerson, Inc., a digital engagement company and in various leadership roles at Oracle Corporation, a computer technology company. Ms. Schultz holds a B.A. in Spanish and Latin American Studies from Dartmouth College, where she also serves as Vice Chair of the Board of Trustees.

Stephanie Buscemi has served as Confluent’s Chief Marketing Officer since March 2021. Before joining Confluent, Ms. Buscemi served at Salesforce, Inc. as Executive Vice President and Chief Marketing Officer, as Executive Vice President, Product and Solutions Marketing, as Chief Operating Officer, Analytics Cloud, and as Senior Vice President of Marketing, Analytics Cloud. Previously, Ms. Buscemi served as Senior Vice President and Chief Marketing Officer at IHS Markit Ltd., a business information services company; as Senior Vice President, Marketing and in other marketing roles at SAP, a software and IT services company; and in various marketing roles at Hyperion, a performance management software provider (acquired by Oracle). Ms. Buscemi holds a B.A. from the University of California, Los Angeles.

Chad Verbowski has served as Confluent’s Senior Vice President of Engineering since October 2021. Before joining Confluent, Mr. Verbowski served at Google, Inc. as Head of BigQuery Engineering. Previously, Mr. Verbowski served in various engineering roles at Microsoft Corporation, a global software company, and at eBay Inc., an online marketplace and payments company. Mr. Verbowski holds a B.Sc. from the University of Manitoba and is completing a Ph.D. from the University of Edinburgh.

2.	Non-Employee Directors

Lara Caimi has served as a member of Confluent’s board of directors since December 2020. Since December 2017, she has served in various leadership positions, including Chief Customer and Partner Officer, at ServiceNow, Inc., a service management software company. Ms. Caimi previously served as a Partner at Bain & Company Inc., a management consulting firm. Ms. Caimi holds a B.A. in English Literature and Economics from St. Olaf College, an M.I.B. from the University of Sydney as a Fulbright Scholar, and an M.B.A. from Harvard Business School.

Jonathan Chadwick has served as a member of Confluent’s board of directors since August 2019. Mr. Chadwick previously served as Chief Financial Officer and Executive Vice President and as Chief Operating Officer of VMware, Inc., a virtualization and cloud infrastructure solutions company. Previously, Mr. Chadwick served in various leadership positions at Skype Communication S.á.r.l. and at Microsoft Corporation after its acquisition of Skype. He has served as a director of Elastic N.V., a search and data analysis company; of Zoom Video Communications, Inc., a video conferencing company; of ServiceNow, Inc., a service management software company; of Samsara Networks, Inc., an Internet-of-Things solution provider; and of various private companies. Mr. Chadwick was previously qualified as a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath, UK.

Alyssa Henry has served as a member of Confluent’s board of directors since May 2021. She has served in various leadership roles at Block, Inc., and Amazon Web Services and Storage Services, and as a director of Intel Corporation. Ms. Henry holds a B.S. in Mathematics and Applied Science with a specialization in computing from the University of California, Los Angeles.

Matthew Miller has served as a member of Confluent’s board of directors since March 2017. Since March 2012, Mr. Miller has served as a Partner at Sequoia Capital, a venture capital firm. Mr. Miller currently serves on the boards of directors of a number of privately-held companies. Mr. Miller holds a B.S. in Finance from Brigham Young University.

Neha Narkhede is a co-founder of the Company and has served as a member of Confluent’s board of directors since the Company’s inception in September 2014. She also previously served as Confluent’s Chief Technology and Product Officer. She previously served as a software engineer and as Lead, Streams Infrastructure at LinkedIn Corp. Ms. Narkhede holds a B.E. in Computer Science from the University of Pune and an M.S. in Computer Science from the Georgia Institute of Technology.

Greg Schott has served as a member of Confluent’s board of directors since June 2020. From June 2018 to March 2020, Mr. Schott served in various leadership positions at Salesforce.com, Inc. Mr. Schott previously served as Chairman and Chief Executive Officer of MuleSoft, LLC. Mr. Schott holds a B.S. in Mechanical Engineering from North Carolina State University and an M.B.A. from the Stanford University Graduate School of Business.

Eric Vishria has served as a member of Confluent’s board of directors since September 2014. Mr. Vishria has served as a General Partner at Benchmark Capital, Vice President of Digital Magazines and Verticals at Yahoo Inc. and co-founder and Chief Executive Officer of RockMelt, Inc., a social media web browser. Mr. Vishria also serves on the boards of directors of Amplitude, Inc. and a number of privately-held companies. Mr. Vishria holds a B.S. in Mathematical and Computational Science from Stanford University.

Mike Volpi has served as a member of Confluent’s board of directors since April 2015. Since July 2009, Mr. Volpi has served as a Partner at Index Ventures, a venture capital firm. Mr. Volpi has served as a director of Sonos, Inc., as well as various other public companies. Mr. Volpi holds a B.S. in Mechanical Engineering, an M.S. in Manufacturing Systems Engineering, and an M.B.A. from the Stanford University Graduate School of Business.

C.	Confluent’s Business and State of the Market

As noted above, Confluent is primarily engaged in the business of providing data infrastructure services to its customers. Importantly, companies in the data infrastructure services industry, such as Confluent, generally need significant liquid capital to finance operations and the costs of software-focused R&D. The data infrastructure services industry is a competitive and capital-intensive industry, and, as a result, Confluent needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations and capital expenditures, including those related to scaling efforts. It is important for Confluent to scale its business in order to achieve operating leverage, better support its existing and new customers, and continue to innovate effectively.

As noted above, the Company has never sold any subsidiaries and has not secured, and does not intend to secure, control of subsidiaries primarily for the purpose of making a profit in the sale of a controlled company’s securities. To the extent that Confluent may in the future make strategic investments in other companies as part of its scaling efforts, such investments will not be for speculative purposes or for purposes of earning high rates of return, and the Company would expect to comply with the requirements of Rule 3a-8(a)(4)(i) and (ii) if it makes “other investments” that are not Capital Preservation Instruments. As of the date of this Application, the Company holds no strategic investments in other companies and has never held such strategic investments.

1.	Current and Future Product Lines

Confluent’s data infrastructure platform is composed of products that enable Confluent’s customers to run applications across their cloud infrastructures and data centers so that they can, for example, suggest the next show a customer should watch, provide live information on whether a garment is still in stock, or notify a grocery store when it needs to restock its produce. In addition, Confluent’s customers can enable operations such as real-time preventative system maintenance and diagnostic tests for their data systems.

Confluent’s current growth strategies include, in general, acquiring new customers, offering new services, continuing to build out and innovate its platform, continuing to grow its partner ecosystem, expanding internationally, and expanding the scope of the platform by investing in new forms of data processing systems.

Growing the business in these ways will increase the Company’s total operating expenses because it will require the Company to hire more employees to provide the individualized services that customers require and will also increase the Company’s marketing expenses since engaging new customers often requires direct and extensive sales efforts beyond advertising online and elsewhere. It is likely that the Company’s costs of revenue7 will increase as well, primarily due to the capital-intensive nature of negotiating with larger enterprises. These enterprises typically require custom-negotiated service plans rather than the standard service plans that account for a majority of the Company’s subscriptions. Standard service plans have non-negotiable, pre-set prices and terms and, therefore, do not entail material customer onboarding costs. As the Company’s operating expenses increase, R&D expenses will constitute a smaller percentage of total expenses such that reliance on Rule 3a-8 likely will no longer be feasible.

7 For U.S. Generally Accepted Accounting Principles (“GAAP”) purposes, the term “cost of revenue” refers to the total cost of manufacturing and delivering a product or service to consumers; it is designed to represent the direct costs associated with producing the goods and services the company sells. Companies that primarily provide services often use the “cost of revenue” metric rather than “cost of goods sold” because it is a more comprehensive account of the various costs associated with selling a good or service; cost of revenue, unlike cost of goods sold, also includes costs incurred to generate a sale outside of production, such as distribution and marketing costs. Like cost of goods sold, cost of revenue is subtracted from revenue to derive the Company’s gross profit. For Confluent, cost of revenue consists of cost of subscription revenue and services revenue. Cost of subscription revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with customer support and maintenance, third-party cloud infrastructure costs, amortization of internal-use software, and allocated overhead. Cost of services revenue primarily includes personnel-related costs, including salaries, bonuses, benefits, and stock-based compensation, for employees associated with Confluent’s professional services and education services, costs of third-party consultants and partners who supplement our services delivery team, and allocated overhead.

2.	Competitive Market

The markets for the Company’s platform and products are intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards, and frequent introductions of new, and improvements of existing, products. Confluent expects competition to increase as other established, emerging and start-up companies enter the markets in which the Company operates, in particular with respect to data infrastructure solutions, as customer requirements evolve and as new products, services, and technologies are introduced. The Company’s ability to anticipate or effectively react to these competitive challenges relies on the success and scale of its R&D program.

Confluent’s competitors include in-house IT teams that develop data infrastructure software using open source software, such as Apache Kafka. Confluent’s principal competitors in the cloud are well-established public cloud providers that compete in all the Company’s markets and are developing and have released fully-managed, real-time data ingestion and streaming products that compete with Confluent’s products and services. A number of vendors with legacy products have pivoted into the Company’s market space, further complicating the competitive landscape that the Company faces.

3.	Intellectual Property, Product Pipeline, and Need for Capital Reserves

Confluent’s success depends in part upon its ability to develop, protect, and use its core technology and intellectual property rights. The Company relies on a combination of copyright, trademark, trade secret laws and patents in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect its intellectual property rights, including rights in its proprietary technology, software, know-how and brand. As of December 31, 2021, Confluent had two U.S. patents, three U.S.-registered trademarks and one U.S.-registered trademark application pending, 17 registered trademarks in various non-U.S. jurisdictions, and 15 trademark applications pending in various non-U.S. jurisdictions.

Confluent’s R&D personnel are responsible for the design, development, testing, and delivery of the Company’s products. As of September 30, 2022, Confluent had 610 employees, or 24% of Confluent’s total headcount, within the Company’s R&D team.

The Company’s R&D needs mean it requires sufficient capital to fund those needs. The nature of the data infrastructure industry makes having accessible capital even more critical. The data infrastructure industry, and the technology industry as a whole, is subject to business cycles, the timing, length, and volatility of which are difficult for the Company to predict. This generally relates to the cycle of development, beta testing, approval, and launch of new products. At each level of the cycle, the Company will need sufficient capital to finance a product through subsequent cycles.

D.	Confluent’s Liquidity and Capital Resources

The nature of Confluent’s business and industry result in it generating and holding significant amounts of liquid capital rather than raw goods, supplies, or inventory. Confluent generates a substantial majority of its revenue from the sales of subscriptions charged to customers using a subscription model. The Company’s revenue also is generated by consulting and training related to the Confluent Platform. Like other cash-heavy technology companies, Confluent sells no tangible products and maintains limited other assets.

Thus far, the Company has experienced a net loss in income despite revenue from the sources outlined above. This means it has no access to excess capital to finance its operations. That capital derives instead from its financing activities.

E.	Financing of Confluent’s Business

Confluent requires significant liquid capital primarily to: (i) advance the commercialization of its products, (ii) make other capital expenditures in keeping with the growth of the Company’s operating business, and (iii) fund R&D for new products and services.

The Company’s success depends on its ability to generate revenues from the commercialization of its products. The Company has already increased revenues through marketing efforts for existing products.

The Company incurs significant capital outlays to bring a product to market and maintain it once it successfully passes the R&D and commercialization phases. The table below highlights expenditures for fiscal years 2019 through 2021 and fiscal nine months ended September 30, 2022.

Fiscal Year	Cash-Based Operating Expenditures* ($ in millions)	Change from Prior

2019	$247.9	N/A

2020	$469.8	89.48%

2021	$727.5	54.87%

Nine Months Ended 9/30/2022	$765.0	5.15%**

* “Cash-Based Operating Expenditures” means the sum of (a) cost of revenue and (b) operating expenses (including research and development, sales and marketing, and general and administrative expenses).

** Comparison is made to the fiscal nine months ended September 30, 2021.

1.	R&D

Confluent needs to maintain substantial cash reserves to fund its R&D activities. The data infrastructure services industry is intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Confluent expects competition to continue, from both current competitors and new entrants into the market that may be well-established and enjoy greater resources or other strategic advantages.

Confluent will continue to devote resources to R&D, creating R&D expenses that, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), particularly as overall expenses increase with the marketing of the Company’s software and services and efforts to expand the Company’s customer base. In absolute terms, however, it is anticipated that the Company’s R&D expenses will continue to increase. Even if R&D expenses do increase, they are not anticipated to do so proportionately with the Company’s overall expenses such that they would remain at a “substantial” ratio, due to the other expenses described in this Application, including costs related to marketing the Company’s software and services and building the Company’s customer base. Given the growth of its overall expenses, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of total expenses. Thus, as the Company becomes more commercially successful, the proportion of funds the Company devotes to R&D expenses, relative to total expenses (including cost of revenue), is likely to eventually fall below the 20% industry “bright line” provided in staff guidance regarding when R&D expenses are “substantial” under 1940 Act Rule 3a-8.8

The table below depicts the Company’s R&D expenses9 for fiscal years 2019 through 2021 and fiscal nine months ended September 30, 2022, the change in R&D expenses from year

8 See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007).

9 R&D expenses are research and development expenses as defined in Statement of Financial Accounting Standards No. 2.

to year, and R&D expenses as a percentage of the Company’s total expenses over the same period, in each case as of the end of such fiscal period.

Fiscal Year	R&D Expenses	Change from Prior	R&D Expense as % of Total Expenses*

2019	$58,090,000	N/A	23.43%

2020	$105,399,000	81.44%	22.44%

2021	$161,925,000	53.63%	22.26%

Nine Months Ended 9/30/2022	$192,232,000	82.66%	25.13%**

* “Total Expenses” includes the sum of cost of revenue, offering expenses, and operating expenses (including R&D, general and administrative, and sales and marketing expenses), all as disclosed on Confluent’s consolidated statements of operations.

** Comparison is made to the fiscal nine months ended September 30, 2021.

2.	Sales and Marketing and Other Operating Expenses

The successful commercialization of Confluent’s existing and new products depends on a robust sales and marketing program. Between 2020 and 2021, the Company increased its sales and marketing expenses on a consolidated basis by approximately $153 million, while its R&D expenses increased by approximately $56.5 million for the same period. The Company expects to continue devoting significant expenditures to the sales and marketing of its products.

Because Confluent is a growing public company, generating revenue from new products and services that emerge from Confluent’s R&D activities will require increasing other expenses as well, including expenses related to sales and marketing, the administration of a rapidly expanding employee base, and other administrative expenses. In particular, the Company has incurred and likely will continue to incur more sales and marketing expenses as it brings new products to market.

The table below depicts Confluent’s sales and marketing expenses on an unconsolidated basis for fiscal years 2019 through 2021 and nine months ended September 30, 2022, as well as changes in these expenses year over year, in each case as of the end of the relevant fiscal year.

Fiscal Year	Sales and Marketing Expenses	Change from Prior

2019	$83,296,000	N/A

2020	$115,851,000	39.08%

2021	$226,595,000	95.59%

Nine months ended 9/30/2022	$246,404,000	54.94%*

*Comparison is made to the fiscal nine months ended September 30, 2021.

The Company’s increased marketing costs are consistent with the corporate development of companies in Confluent’s industry: Now that it has reached a point at which it has developed a mature suite of products and services, it is investing in sales and marketing in order to ramp up sales of those products and services. Confluent increased its sales and marketing headcount from 415 employees as of December 31, 2019, to 579 employees as of December 31, 2020 and 886 employees as of December 31, 2021 and 1,161 employees as of September 30, 2022. The Company expects this trend to continue, with the consequence that R&D expenses will continue to comprise an ever-smaller portion of overall expenses.

The Company also has and likely will in the future continue to incur more general and administrative expenses on an absolute basis as the Company grows its business through its R&D activities. The Company’s general and administrative expenses consist primarily of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for administrative functions including finance, legal, and human resources, professional fees, software and subscription services dedicated for use by Confluent’s general and administrative functions, and allocated overhead.

The table below depicts Confluent’s general and administrative expenses on a consolidated basis for fiscal years 2019 through 2021 and fiscal nine months ended September 30, 2022, as well as changes in these expenses year over year, in each case as of the end of the fiscal year.

Fiscal Year	General and Administrative Expenses	Change from Prior

2019	$24,662,000	N/A

2020	$122,516,000	396.78%

2021	$108,936,000	-11.01%

Nine months ended 9/30/2022	$90,501,000	14.87%*

*Comparison is made to the fiscal nine months ended September 30, 2021.

The Company’s increased general and administrative costs are also consistent with the corporate development of companies in Confluent’s industry, in that it is commercializing a mature suite of products and services. Though these expenses decreased slightly from 2020 to 2021 as a result in a decline in stock-based compensation expense, the Company expects that its general and administrative costs will continue to increase year over year in the future.

3.	Capital Expenditures and Need for Significant Cash

It is important for Confluent’s business that it maintain a substantial cash position. As discussed above, there are a number of business reasons for this, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address any fluctuations in annual and quarterly results, strategic acquisitions that the Company expects to pursue in the near term and in coming years, and the need to fund Confluent’s R&D and sales and marketing activities.

Confluent has made substantial capital expenditures in connection with its operating business. The following table outlines purchases of capital assets (net of retirements) used to support Confluent’s long-term growth during fiscal years 2019 to 2021 and fiscal nine months ending September 30, 2022:

Fiscal Year	Net Capital Expenditures	Change from Prior

2019	$1,954,000	N/A

2020	$1,040,000	(46.78%)

2021	$3,600,000	246.15%

Nine months ended 9/30/2022	$3,115,000	39.31%*

*Comparison is made to the fiscal nine months ended September 30, 2021.

Recent capital expenditures included building out the Company’s valuable management and employee resources. Confluent recently experienced, and continues to experience, a period of rapid growth in personnel and infrastructure supporting its employees. The employee headcount grew from 975 employees as of December 31, 2019, to 1,293 employees as of December 31, 2020, 1,981 employees as of December 31, 2021, and to 2,601 as of September 30, 2022. Due to its growing operations and employee base, the Company also leases offices in Mountain View, California; Austin, Texas; Bengaluru, India; London, England; Dubai, United Arab Emirates; and other locations around the world.

F.	Confluent’s Cash Management Practices

Confluent has financed its operations primarily through offerings of equity and debt securities, but ultimately seeks to generate cash from operations to support its business. To the extent it makes investments, the Company does so predominantly to preserve the capital necessary to fund R&D and operations. The Company believes it makes prudent investments in Capital Preservation Instruments for purposes of funding its operations, and to this end, the Company’s investment strategy is to preserve capital and maintain liquidity, pending the use of capital for its current and future operations, while achieving a reasonable rate of return that is expected to be greater than the return obtainable by investing exclusively in cash items and government obligations. The Company does not invest in securities for short-term speculative purposes.

The Company’s investment strategy is designed to provide liquidity and safety of principal, while striving to achieve the highest rate of return consistent with these two objectives, and provides for investments in which the Company has the ability and intent, if necessary, to liquidate for purposes of financing the Company’s current operations. Thus, when it makes securities investments in Capital Preservation Instruments, Confluent invests in fixed-income, investment-grade securities rated A or higher. Confluent will not invest more than 10% of its total assets in “investment securities” that are not Capital Preservation Instruments, including investments made as part of Confluent’s corporate development strategy.10

G.	Revenue and Net Income

The Company recognizes all its revenues from fees based on subscriptions and support services. As of December 31, 2021, the Company’s revenues were $387.9 million, which represents a substantial increase from the $236.6 million it recognized during the same year-end period in 2020. Fees paid by customers for their contracts comprise 100% of operating revenues received by the Company during the first nine months of 2022. The Company believes that fees will remain a particularly significant, if not the only, driver of revenue based on its customer contracts.

For the fiscal year ended December 31, 2021, the Company recognized a much smaller portion of revenues from its investment securities (which consisted entirely of Capital Preservation Instruments), which yielded net investment income of approximately $0.8 million, an approximately $2.0 million decrease from the fiscal year ended December 31, 2020. For the fiscal nine months ended September 30, 2022, the company earned $9.6 million in net investment income due primarily to higher returns based on higher interest rates. Net investment income is nonetheless limited and continued to be just 2.3% of revenues for that time period. In addition, net investment income attributed to Capital Preservation Instruments was less than 10% of the Company’s expenses attributable to R&D.11 Over time, the Company expects investment income to decline as a percentage of revenues as the market for Confluent’s products expands.

III.	REASONS FOR REQUESTING RELIEF

As the evidence above bears out, Confluent, since inception, has actively engaged in the business of creating a data infrastructure platform that connects all the applications, systems and data layers of a company around a real-time central system that manages the data flowing through the organization, known as “data in motion.” Confluent’s platform allows customers to monitor, process, connect with and react to the customer’s data in motion. In order to compete successfully in its market sector, the Company requires capital to finance its R&D activities,

10 For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Confluent should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

11 The relation of net investment income to R&D expenses complies with Rule 3a-8. Rule 3a-8 requires that net income derived from investments in securities not exceed twice the amount of a company’s R&D expenses. 17 C.F.R. §270.3a-8(a)(2).

secure intellectual property, provide support services to customers, and market its products and services. To this end, the Company directly holds “investment securities” on its balance sheet, which historically, and recently (at 32% as of September 30, 2022), account for a significant portion of the Company’s total assets on an unconsolidated basis (exclusive of government securities and cash items), as prescribed by the Asset Test. The Company currently complies with the Asset Test because of uncertainty regarding its ongoing R&D expenses and ability to comply with Rule 3a-8. Doing so, however, materially limits the Company’s ability to invest in Capital Preservation Instruments.

Because of the nature of the Company’s business and investments, it has historically relied on Rule 3a-8 under the 1940 Act in not registering with the Commission as an investment company. Rule 3a-8 provides an exclusion from the definition of “investment company” in recognition that R&D companies may exceed the 40% threshold of the Asset Test because of their need to invest a significant portion of their capital in securities for purposes of financing their R&D and operational activities. Rule 3a-8 sets forth seven conditions for reliance. These conditions require that: (i) R&D expenses be “substantial”12 in comparison to overall expenses for the previous four quarters combined; (ii) net income from securities investments not exceed twice the amount of R&D expenses over the same period; (iii) expenses for investment management activities, investment research and custody, for the last four fiscal quarters, combined, not exceed 5% of a company’s total expenses for the same period; (iv) any securities investments be predominantly in “capital preservation investments” based on prescribed characteristics denoting preservation versus speculation; (v) a company not hold itself out as being in the business of investing, reinvesting, and trading in securities; (vi) the historical and current business of a company reflect activities other than investing, reinvesting, owning, holding, and trading in securities; and (vii) a company’s board of directors adopt a policy reflecting the capital preservation nature of a company’s securities investments.

The Company believes it complies with all the conditions of Rule 3a-8, but has raised concerns over (a) whether compliance with condition (i) above continues to be practical in light of changes to the Company’s overall expenses in connection with the increase of customer subscriptions and support services, and (b) whether, given the growth of the its overall expenses, the Company’s R&D expenses, although substantial in absolute terms, may not be “substantial” as a ratio of overall expenses (including cost of revenue), especially during times when R&D

12 In the adopting release to Rule 3a-8, the Commission left the term “substantial,” unquantified, noting that a majority of expenses devoted to R&D certainly would be “substantial” and, under the facts and circumstances, less than a majority could be “substantial.” for purposes of the rule. See Investment Company Act Release 26077 (June 16, 2003) (adopting Rule 3a-8). A little more than four years after adopting Rule 3a-8, the Commission staff granted no-action relief to a company relying on Rule 3a-8 where its R&D expenses were 20% of overall expenses. See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007). This 20% benchmark serves generally as an industry “bright line,” with the implication that R&D expenses below the 20% Threshold may not be substantial. See, infra, notes 25 and 26 and accompanying text (orders for R&D companies whose R&D expenses are less than 20% of overall expenses).

expenses remain steady or do not increase proportionately with the Company’s overall expenses, in particular due to the increases in the Company’s sales and marketing expenses and net capital expenditures detailed above. Based on these changes, R&D expenses, as a ratio of total expenses, are expected to decline as a percentage of the Company’s total expenses.

Because Rule 3a-8 does not prescribe an absolute-dollar test or a specific “bright-line” to determine when R&D expenses are “substantial” relative to overall expenses, it is difficult to conclude with absolute certainty when R&D is a substantial expense for the Company. The Commission staff, on the other hand, has explicitly agreed that a 20% ratio would be substantial for purposes of the rule,13 thus potentially suggesting that R&D expenses at a lower rate may not be “substantial,” and thus outside of the rule, notwithstanding the amount devoted to R&D in absolute dollars.

As a result, Confluent’s continued ability to rely on Rule 3a-8 has become uncertain. Although the Company believes it still complies with Rule 3a-8, it now seeks an order from the Commission under Section 3(b)(2) of the 1940 Act declaring that Confluent is not an “investment company,” in anticipation of such time as when it no longer complies with the rule. The requested order, if granted, would provide much needed certainty for Confluent and permit it to continue managing its balance sheet consistent with prudent investment guidelines for purposes of preserving capital to finance future R&D programs and the successful distribution of new cloud network and data infrastructure products and future products, all of which are consistent with the Company’s strategic mission of becoming the leader in the new data-in-motion paradigm.

As the discussion below shows, Confluent has not and is not engaged primarily, and has not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Business Test and is not engaged and does not propose to engage in the business of “investing, reinvesting, owning, holding, or trading in securities” for purposes of the Asset Test.

Therefore, Confluent submits this Application for an order pursuant to Section 3(b)(2) of the 1940 Act to confirm that Confluent is not an “investment company” and to resolve any uncertainty as to the Company’s status under the 1940 Act.

13 See Cooley Godward Kronish LLP, SEC No-Action Letter (pub. avail. July 12, 2007).

IV.        DISCUSSION

A.	Introduction

Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.

The Company qualifies for such an order because its business consists of developing, testing, and marketing Confluent’s platform for data in motion, directly and through its wholly-owned subsidiaries. That is the Company’s sole business. The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in certain securities that could cause it to exceed 40% of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Pursuant to Section 3(a)(1)(C) of the 1940 Act, the Company may from time to time “fail” the Asset Test and therefore may be an “investment company” absent an exclusion or exemption.

As noted above, the Company has historically relied on the exclusion from the definition of “investment company” in Rule 3a-8 under the 1940 Act, and continues to rely on it, although with less certainty in light of significantly increased sales and marketing expenses, general and administrative expenses and net capital expenditures, necessary to develop, provide, and support the Company’s suite of data infrastructure services. That is, the ratio of R&D expenses to overall expenses has fluctuated somewhat more recently, as the products enter the commercialization phase and other expenses increase.

The Company’s business has not, however, fundamentally changed. It continues to be primarily engaged in business as an operating company focused on developing, providing, and supporting its suite of data infrastructure services. It is not a company whose business is primarily engaged in investing, reinvesting, owning, holding, and trading in securities.

B.	Definition of Investment Company

A company is an “investment company” and required to register with the Commission if it is an “issuer”14 and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,”15 or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or

14 Section 2(a)(22) of the 1940 Act defines “issuer” for these purposes to mean any natural person or company that “issues or proposes to issue any security, or has outstanding any security which is issued. 15 U.S.C. §80a-2(a)(22). Confluent is an issuer because, as of October 26th, 2022, it had 153,731,055 shares of Class A common stock and 132,670,707 shares of Class B common stock outstanding.

15 15 U.S.C. §80a-3(a)(1)(A).

trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.”16

Section 3(a)(2) defines “investment securities” as “all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7) of the 1940 Act].” The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 under the 1940 Act that seek to maintain a stable net asset value equal to $1.00 per share.17 Section 2(a)(16) defines “government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality.18 The Company’s cash items include assets held in bank deposits, and shares of money market funds qualified under Rule 2a-7, and the Company’s government securities include U.S. Treasury securities, and U.S. governmental agency securities; therefore, those holdings are subtracted from the Asset Test calculation. The Company’s other investments include short and long-term fixed income securities with a maximum individual maturity of 36 months and a maximum weighted average portfolio maturity of 18 months and includes high quality, liquid commercial paper, municipal securities and corporate bonds.

Notwithstanding the application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities;”19 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries. Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.20 Accordingly, a Section 3(b)(2) order by its terms would

16 15 U.S.C. §80a-3(a)(1)(C).

17 Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000).

18 15 U. S.C. §80a-2(a)(16).

19 15 U.S.C. §80a-3(b)(1).

20 The Commission has recognized that “a determination under Section 3(b)(2) ... that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

declare that a company is not an “investment company” for both the Business Test and the Asset Test.

Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Confluent is not an investment company.

C.	Application of the Tonopah Mining Test

1.	Historical Development of Confluent

Beginning in 2014, when Confluent was founded, to the present, Confluent has operated in the software and technology sector to develop comprehensive, scalable data infrastructure services for business use. Below is a brief compilation of the Company’s developments and recognitions as an innovative technology company:

●	In 2014, Confluent is formed as a Delaware corporation by Jay Kreps, Jun Rao, and Neha Narkhede.

●	In January 2015, Confluent announces Confluent Platform 1.0.

●	In November 2017, Confluent Cloud becomes generally available.

●	In March 2018, ksq1DB, a database purpose-built for stream processing apps, becomes generally available.

●

In April 2019, Confluent exceeded $100 million in annual recurring revenue (that is, the subscription revenue contractually expected to be received from customers over the following 12 months assuming no increases or reductions in subscriptions and excludes services and pay-as-you-go arrangements).

●	In July 2019, Confluent Server becomes generally available.

●	In September 2019, 50 percent of all Confluent customers are on Confluent Cloud.

●	In March 2020, the number of Confluent customers surpassed 1,000.

●	In August 2020, Confluent Cloud becomes available through the marketplaces of the three leading cloud providers.

●	In early 2021, Confluent reached over 120 pre-built connectors.

●	In March 2021, the number of Confluent customers surpassed 2,500.

●	In June 2021, the Company completed an IPO.

The Company’s development of products and projects, and its global recognition as a leader in innovative technology companies, clearly shows that it primarily engages in the development, distribution, and support of data infrastructure services, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2.	Confluent’s Public Representations of Policy

Confluent has been consistent in its press releases, marketing materials, and website that it is engaged in the business of providing data infrastructure services. Confluent does not hold, and has never held, itself out to the public, through press releases, marketing materials, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. In its annual reports, prospectuses, Commission filings, press releases, and marketing materials, and on its investor relations web site (https://investors.confluent.io/), the Company’s public representations consistently state its mission of pioneering a fundamentally new category of data infrastructure focused on data in motion. The Company has never held itself out in any advertisement or otherwise as an investment company or as a company primarily engaged in a business of deriving value and performance from the successful management of a portfolio of securities. Neither Confluent nor the Confluent brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.

As an example, virtually all the Company’s press releases are for the purpose of announcing new products, strategic alliances, customer-related matters, quarterly financial results, or changes in executive management, all pertaining to the Company’s relevance as a global data infrastructure provider. Confluent has never represented that it is engaged in any activities other than developing and providing data infrastructure services. Additionally, Confluent emphasizes operating results – and not its investment income, the possibility of returns primarily from the implementation of investment strategies, or performance returns – as the material factor in its business or future growth. Indeed, the only public representations that Confluent makes regarding its investment securities are those required to be disclosed in public filings with the Commission. For example, in its most recent Form 10-Q, the Company discloses its “investments” as part of its annual financial presentation, not as a marketing initiative, but as a regulatory matter as a public reporting company subject to periodic disclosures pursuant to the Securities Exchange Act of 1934, as amended.

Accordingly, it is clear from the Company’s public Commission filings and its other public representations that shareholders invest in the Company’s securities with an expectation of realizing gains from the Company’s development and sale of its suite of data infrastructure services, and not from returns on an investment portfolio.

3.	Activities of Confluent’s Officers and Directors

All of Confluent’s officers and directors devote substantially all of their Confluent-dedicated time managing or advising the Company’s data infrastructure services business. None of the Company’s officers, directors, or employees devotes or proposes to devote more than 1% of his or her time, if even that, to management of Capital Preservation Instruments on behalf of the Company. They are dedicated to the development and support of Confluent’s suite of data infrastructure services and the development of new data infrastructure technologies and devote substantially all of their time managing the Company’s data infrastructure services business. As the biographies above illustrate, the Company’s officers and directors are all professionals with considerable expertise and experience in the technology and software industries.

In contrast, the Company’s officers and directors have largely delegated the management of the Company’s Capital Preservation Instruments to third-party investment managers, who handle day-to-day management of the Company’s Capital Preservation Instruments consistent with the investment policy adopted by the Company’s board of directors. Therefore, the Company’s officers and directors are not responsible for, or tasked with, managing Capital Preservation Instruments.

As of September 30, 2022, Confluent had 2,601 employees in locations throughout the world. In addition to the executive officers discussed above, two employees spend time on matters relating to the management of Confluent’s Capital Preservation Instruments. Confluent’s Capital Preservation Instruments are managed internally by Confluent’s Chief Financial Officer and externally by three investment managers, whose activities are supervised by the Chief Financial Officer. Confluent’s remaining employees are involved in activities within the research and development, support, professional services, sales and marketing, and general and administrative organizations.

The Company’s investment managers include Chartered Financial Analysts and invest in accordance with the Company’s investment policy; again, no one at the Company makes decisions regarding Capital Preservation Instruments internally. The cost of services related to management of Capital Preservation Instruments for 2019, 2020, and 2021 were de minimis and accounted for less than 0.07% of all expenses for the Company for each year. The Company does not expect this figure to increase materially over the long term. Not surprisingly, expenses related to management of Capital Preservation Instruments are de minimis in comparison to the Company’s overall expenses because of the Company’s fundamental nature as a company engaged in a data infrastructure services business and not an investment company.21

4.	Nature of Confluent’s Assets

The Company’s unconsolidated balance sheet includes fixed and current assets consistent with a data infrastructure services business. As of September 30, 2022, these assets include fixed assets of $23.3 million, accounts receivable, net of $127.9 million, prepaid assets of $42.2 million, and operating right-of-use assets, net of $30.0 million (which represents the Company’s right to use any property it leases for the lease term and any renewal or termination option that it is reasonably certain to exercise, and is a recognized asset under GAAP). The Company currently holds no strategic investments.

The Company maintains investments in Capital Preservation Instruments, in order to fund its operations. Its investment portfolio currently consists of investment-grade municipal securities, corporate notes and bonds, and commercial paper. All of the investments in municipal securities, corporate notes and bonds, and commercial paper are Capital Preservation Instruments. Confluent also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “government securities,” as defined in Section 2(a)(16) – namely, U.S. Treasury and agency obligations – as well as interests in money market mutual funds that are considered cash items. As of the fiscal quarter ended September 30, 2022, of the $1,884.4 million in the Company’s Capital Preservation Instruments, approximately $1,303.6 million was invested in government securities; $393.1 million was held in registered money market funds; and $187.7 million was held in commercial paper and corporate notes and bonds. As of September 30, 2022, the Company did not hold any strategic investment positions in other entities.

Once the Company’s holdings in government securities, money market funds, demand deposits, and other cash items are excluded from the Asset Test, the Company holds investment securities accounting for approximately 32% of its total assets on an unconsolidated basis, as of September 30, 2022. Because of the recent uncertainty of the Company’s reliance on Rule 3a-8,

21 The Company anticipates that the statements in this section would be true even if it invests in investment securities that are not Capital Preservation Instruments, all of which would comply with the condition in this Application that no more than 10% of the Company’s total assets will consist of investment securities other than Capital Preservation Instruments, as such term is defined herein. For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Confluent should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

it has managed its assets for compliance with Section 3(a)(1)(C). All of its investment securities, however, are Capital Preservation Instruments.

Confluent uses its current assets, including its Capital Preservation Instruments, to finance its continued operations in connection with the development of the Company’s software. In addition, with the influx of $786.6 million (after deducting underwriting discounts and commissions) from its IPO and the completion of a $1.1 billion convertible senior notes offering, the Company needs the ability to invest more than 40% of the total value of its assets, on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.

This is reflected in the Company’s investment policy, which was adopted by the Company’s Audit Committee and is implemented to conserve capital and liquidity until the funds are used in the Company’s data infrastructure services business. As of September 30, 2022, the Company held none of the value of its assets in investment securities that are not Capital Preservation Instruments, and the Company’s investment securities other than any deemed to be Capital Preservation Instruments do not and will not exceed 10% of its total assets in the future.22

5.	Confluent’s Sources of Income and Revenues

Since its inception, Confluent has carried net operating losses, and the Company anticipates it will continue to incur net losses for the foreseeable future, as it continues to develop and market its goods and services to establish and broaden its market position. This is not unusual for a technology company like Confluent – technology companies typically develop their products and services while seeking out a foothold in the target market, without any or with very little early revenue, all of which results in a loss. Inasmuch as Confluent has entered the commercialization stage for its software and services, although still operating at a net loss, income may not be the single-most revealing aspect of its 1940 Act status. Rather, a review of the Company’s current sources of revenue provides a more accurate portrait of its 1940 Act status particularly given the upward trend in recognizing substantially increased revenues due to sales of new subscriptions, and although different from income, the SEC has previously recognized certain companies’ revenues, rather than income, as a useful measure of a company’s status under the 1940 Act.23

22 For purposes of this calculation, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Confluent should consolidate its financial statements with the financial statements of any of its wholly-owned subsidiaries.

23 Additionally, as noted above, in Confluent’s case the Company has incurred more operating expenses in recent years as it continues to hire additional personnel, expand operations and develop infrastructure both domestically and internationally, while also continuing to develop its products. Confluent has also incurred significant additional legal, accounting, marketing, sales, R&D and other operating expenses as it has transitioned to a public company. The Company expects all these trends in expenses to continue.

Confluent derives substantially all its revenue from subscriptions and, to a lesser extent, services. As noted above, the Company has experienced rapid revenue growth over recent years, with revenue (again, substantially all of which is due from fees for subscriptions and services) of $147.6 million, $233.6 million, and $387.5 million for the years ended December 31, 2019, 2020, and 2021 respectively, on an unconsolidated basis. In other words, revenue from fees increased by $86.0 million, or 58.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, and by $153.9, or 65.9%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The nature of the Company’s revenue is clear evidence of a strategy of successful expenditures on R&D, sales, and marketing of software that has successfully completed the rigors of the R&D phase and of related services.

In contrast, the Company’s net investment income from its Capital Preservation Instruments is not remotely sufficient to put the Company on a positive income trajectory. The Company only earned $0.8 million in net investment income in 2021 based solely on its Capital Preservation Instruments, compared to $2.8 million in 2020 and $3.3 million in 2019, also based solely on Capital Preservation Instruments. In other words, net investment income decreased by $2.0 million, or 71%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, and by $0.5 million, or 15%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Thus, the rate of growth for returns on investment was much slower than for revenue during these time periods. If net investment income were compared to the Company’s revenue, it would only be equal to approximately 0.2% of revenue for the fiscal year ended December 31, 2021 and to approximately 1.2% of revenue for the fiscal year ended December 31, 2020, based solely on the Company’s Capital Preservation Instruments.

For the fiscal nine months ended September 30, 2022, the Company earned $9.6 million of net investment income, an increase compared to $0.6 million for the same period in 2021. This represents approximately 2.3% of revenue for the fiscal nine months ended September 30, 2022. The increase in net investment income is due to the deployment into Capital Preservation Instruments of the proceeds of the Company’s June 2021 IPO and December 2021 convertible debt issuance and the increase in interest rates in the fixed income markets.

The Company has not earned, and does not expect to earn, investment income from its strategic investments.

These numbers alone are compelling testimony of the Company’s focus as a data infrastructure company and not an investment company. Namely, the Company is experiencing sharp increases in its earnings potential now that it is increasingly scaling products at lower marginal costs. As previously noted, the Company expects to continue its R&D of improvements on and technological advances in data infrastructure software.

D.	An Order Under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Confluent’s Shareholders

If the Commission declines to grant the relief requested in this Application, Confluent would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Instruments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Confluent’s shareholders without serving any of the policies underlying the 1940 Act.

1.	Managing Investments under the Asset Test

Confluent’s management of its liquid capital in Capital Preservation Instruments under the constraints of the Asset Test would hinder Confluent’s business over the long term. As discussed above, Confluent holds significant amounts of cash, including a recent infusion of cash resulting from the IPO and subsequent convertible notes offering, because it needs those funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns, and this cash is not being immediately deployed for operations.

In general, the Company needs the ability to invest more than 40% of the total value of its assets (exclusive of government securities and cash items), on an unconsolidated basis, in Capital Preservation Instruments to ensure the funds are managed and available to accommodate future growth of the business and general corporate purposes.

2.	Registration under the 1940 Act

Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Confluent and its shareholders.

a.	Misleading Presentation of Financial Information

The manner of presentation required for investment company financial reports differs materially from the methodology employed by Confluent and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Confluent would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Confluent’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Confluent were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Confluent’s financial information incompatible with other entities within the industry.

b.	Expensive and Burdensome Regulation

To require Confluent, a company not primarily engaged in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Confluent as a technology company and not as an investment company. Compliance with the 1940 Act would require Confluent to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Confluent’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Confluent’s efforts toward managing its technology operations.

c.	Forced Change in Confluent’s Business

The imposition of the 1940 Act’s regulatory scheme upon Confluent would cause material changes in its operating strategies. Confluent would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Confluent. Furthermore, Sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, equity awards such as stock options and restricted stock units are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Confluent’s practice to issue stock options and restricted stock units (“RSUs”) to substantially all employees of the Company, and it continues to issue RSUs to employees and directors. Confluent believes that a prohibition on the issuance of RSUs would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.

The aggregate effect of these types of changes on Confluent’s business strategy would materially change the character of Confluent in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Confluent’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Confluent would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.

V.        SUPPORTING PRECEDENT

The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Confluent, including: Snowflake, Inc., Investment Company Act Rel. Nos. 34049 (Oct. 9, 2020) (notice) and 34085 (Nov. 4, 2020) (order); Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).

VI.      RELIEF REQUESTED

For the above reasons, Confluent requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VII.      CONDITIONS

Confluent agrees that any order granting the requested relief will be subject to the following conditions:

1.        Confluent will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);

2.        Confluent will refrain from investing or trading in securities for speculative purposes; and

3.        No more than 10% of Confluent’s total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in this Application). For purposes of this condition, “total assets” excludes cash items (including securities issued by money market funds registered under the 1940 Act) and government securities (as defined in Section 2(a)(16) of the 1940 Act). This percentage is to be determined on an unconsolidated basis, except that Confluent should consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

VIII.    PROCEDURAL MATTERS

A.	Communications

Pursuant to Rule 0-2(f) under the 1940 Act, Confluent states that the address of its corporate headquarters is 899 West Evelyn Avenue, Mountain View, CA 94041. Confluent further states that all communications or questions should be directed to: Amy Caiazza, J.D., Ph.D, via electronic mail to acaiazza@wsgr.com and via hard copies to Wilson Sonsini Goodrich & Rosati P.C., Attn: Amy Caiazza, J.D., Ph.D., 1700 K Street NW, Washington, D.C. 20006, with a copy to each of Steffan Tomlinson, Chief Financial Officer and Melanie Vinson, Chief Legal Officer, via electronic mail to legal@confluent.io and via hard copies to Confluent, Inc., 899 West Evelyn Avenue, Mountain View, CA 94041.

B.	Authorization

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Confluent hereby states that the officer signing and filing this Application on its behalf is fully authorized to do so. Under the provisions of Confluent’s Articles of Incorporation, responsibility for the oversight of the affairs and business of Confluent is vested in its board of directors, which has delegated to its Audit Committee authority for compliance with the 1940 Act. Resolutions duly adopted by Confluent’s Audit Committee authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Confluent has complied with all requirements for the execution and filing of this Application in the name and on behalf of Confluent.

C.	Verification

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.

*    *    *

Confluent requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

March 2, 2023

Respectfully submitted,

/s/ Steffan Tomlinson
Name: Steffan Tomlinson
Title: Chief Financial Officer

EXHIBIT A

Certification

I, Melanie Vinson, Chief Legal Officer of Confluent, Inc., a Delaware corporation, (“Confluent” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Audit Committee of the Board of Directors of Confluent on July 27, 2022. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

RESOLVED, that Confluent is engaged primarily in the business of providing, improving and developing a data infrastructure platform focused on supporting “data in motion,” a technology designed to enable real-time data, from multiple sources, to constantly stream across an organization, and is not in the business of investing, reinvesting, owning, holding or trading in securities;

RESOLVED FURTHER, that the appropriate officers of Confluent be, and each of them hereby is, authorized and directed in the name and on behalf of Confluent, with the assistance of counsel, to take any and all action that they determine to be necessary, advisable or appropriate to clarify with the Securities and Exchange Commission that Confluent is not an “investment company” and is not in the business of investing, reinvesting, owning, holding or trading in securities, which action may include, without limitation, preparing, executing and filing an application, substantially in the form previously provided to the Committee, and any amendments thereto, with the Securities and Exchange Commission for an order pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that Confluent is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities; and

RESOLVED FURTHER, that the appropriate officers of Confluent be, and each of them hereby is, authorized and directed on behalf of Confluent to take such other actions as any of such officers may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolutions, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

IN WITNESS WHEREOF, I have set my name this 13th day of February, 2023.

/s/ Melanie Vinson
Name: Melanie Vinson
Title: Chief Legal Officer

EXHIBIT B

Verification of Confluent, Inc.

The undersigned states that he has duly executed the attached Application dated March 2, 2023, for and on behalf of Confluent, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set out therein are true to the best of his knowledge, information and belief.

/s/ Steffan Tomlinson
Name: Steffan Tomlinson
Title: Chief Financial Officer